Exhibit (a)(5)(xxxv)

For Immediate Release

Contact:	Jennifer Glass Oracle Corp. (650) 633-6192 jennifer.glass@oracle.com

ORACLE COMMENTS ON PEOPLESOFT PRE-ANNOUNCEMENT

REDWOOD SHORES, Calif., July 2, 2003—(http://www.oracle.com/tellmemore/?1839064)

In a statement today, Oracle (Nasdaq: ORCL) spokesperson Jim Finn said, “PeopleSoft’s claims to have beaten analyst expectations are hardly surprising, since by their own admission over half of their new license revenue resulted not from ordinary course sustainable business but from one-time gimmicks such as two to five times money-back guarantees, favors from business partners, and other tactics from a company desperate to put up numbers for a single quarter. We believe that five straight quarters of declining results are a better indication of the underlying condition of PeopleSoft’s business.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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